January 23, 2025

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

       Re: Paramount Global
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Nine Months Ended September 30, 2024
           File No. 001-09553
Dear Naveen Chopra:

        We have reviewed your December 16, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 4, 2024 letter.

Form 10-Q for the Nine Months Ended September 30, 2024
Notes to the Consolidated Financial Statements
2) Programming and Other Inventory, page 13

1. We note your response to prior comment 1. In your response your refer to the use of
       ASC 926-20-35-12 for "normal" impairment testing. Tell us what guidance you used for your "strategic" impairment. If it was the same guidance, tell us in detail how you determined what is normal versus strategic impairment. If you used ASC 926-20-35-
       12 for strategic impairment, tell us why the entire impairment was not taken in the first half 2023. In that regard, what were the new triggering events in the periods after the first half of 2023.
 January 23, 2025
Page 2

3) Impairment, Restructuring and Transaction-Related Costs, page F-13

2. We note your response to comment 2, however your response does not address the significant programming impairments that took place in 2023 and early 2024 when assessing whether goodwill should be tested for impairment. Tell us why your programming impairments were not a triggering event for a goodwill impairment test.
       Also, tell us if management continued to believe "it is more likely than not that the fair value of each of our reporting units continues to substantially exceed their respective carrying amounts" up until the second quarter of 2024.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology